UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 20, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NovaBay Pharmaceutical, Inc.

File No. 001-33678 - CF#26484

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        NovaBay Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 10, 2011.

        Based on representations by NovaBay Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.24	through March 20, 2019
Exhibit 10.25	through December 31, 2015

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Branch Chief